Exhibit 99.3

KBH Topco, LLC

Consolidated Financial Statements and

Independent Auditor’s Report

Period from November 3, 2020 (Date of Acquisition) through December 31, 2020

KBH TOPCO, LLC

TABLE OF CONTENTS

Page

INDEPENDENT AUDITOR’S REPORT	1

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet	2

Consolidated Statement of Comprehensive Income	3

Consolidated Statement of Changes in Members’ Equity	4

Consolidated Statement of Cash Flows	5

Notes to the Consolidated Financial Statements	6 - 16

INDEPENDENT AUDITOR’S REPORT

To the Management of

KBH Topco, LLC

We have audited the accompanying consolidated financial statements of KBH Topco, LLC, which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of comprehensive income, changes in members’ equity, and cash flows for the period from November 3, 2020 (date of acquisition) through December 31, 2020, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KBH Topco, LLC as of December 31, 2020, and the results of its operations and its cash flows for the period from November 3, 2020 (date of acquisition) through December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Bannockburn, Illinois

February 18, 2021

KBH TOPCO, LLC

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2020

ASSETS

Cash	$8,529,709
Accounts receivable	17,607,614
Inventory, prepaid expenses, deposits and other assets	13,231,316
Investment in direct finance and sales-type leases, net	101,304,229
Equipment under operating leases at cost, net of accumulated depreciation of $ 12,374,971	469,501,681
Equipment used in operations at cost, net of accumulated depreciation of $ 25,273	596,026
Goodwill	133,913,781

$744,684,356

LIABILITIES AND MEMBERS’ EQUITY

LIABILITIES
Accounts payable and accrued expenses	$11,487,279
Leased equipment accounts payable	14,187,663
Customer deposits and advanced payments	7,389,604
Deferred income tax liability	758,969
Secured borrowings	143,346,984
Notes payable - Recourse	124,544,587
Senior secured debt - Related party	80,000,000
Notes payable - Non-recourse	207,051,280

588,766,366
MEMBERS’ EQUITY	155,917,990

$744,684,356

The accompanying notes are an integral part of this statement.

KBH TOPCO, LLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

PERIOD FROM NOVEMBER 3, 2020 (DATE OF ACQUISITION) THROUGH DECEMBER 31, 2020

REVENUE
Leasing revenues	$25,391,172
Sales of equipment and software	17,604,852
Transfers of financial assets	415,588
Service revenues	156,627
Other income	49,508

43,617,747

DIRECT LEASING EXPENSES AND COST OF EQUIPMENT SOLD
Depreciation of equipment	14,570,293
Interest expense - Secured borrowings	1,089,055
Interest expense - Recourse debt	893,117
Interest expense - Senior secured debt - Related party	1,051,309
Interest expense - Non-recourse debt	1,429,925
Cost of equipment and software sold	16,812,629

35,846,328

GROSS MARGIN	7,771,419
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,842,030

INCOME BEFORE INCOME TAX PROVISION	2,929,389
INCOME TAX PROVISION	758,969

NET INCOME	2,170,420
OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	247,570

COMPREHENSIVE INCOME	$2,417,990

The accompanying notes are an integral part of this statement.

KBH TOPCO, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

PERIOD FROM NOVEMBER 3, 2020 (DATE OF ACQUISITION) THROUGH DECEMBER 31, 2020

			Accumulated
			Other
	Common Units		Comprehensive
	Units	Amount	Income	Total
BALANCE - NOVEMBER 3, 2020 (DATE OF ACQUISITION)	—	$—	$—	$—
Issuance of units	84,000,000	153,500,000	—	153,500,000
Net income	—	2,170,420	—	2,170,420
Other comprehensive income	—	—	247,570	247,570

BALANCE - DECEMBER 31, 2020	84,000,000	$155,670,420	$247,570	$155,917,990

The accompanying notes are an integral part of this statement.

KBH TOPCO, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

PERIOD FROM NOVEMBER 3, 2020 (DATE OF ACQUISITION) THROUGH DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,170,420
Adjustments to reconcile net income to net cash provided by operating activities:
Direct finance lease receipts	9,861,750
Depreciation and amortization	14,595,566
Gain on sales of equipment and software	205,016
Earned income from direct finance leases	(794,989)
Deferred income tax liability	758,969
Changes in operating assets and liabilities:
Accounts receivable	4,045,605
Inventory, prepaid expenses, deposits and other assets	282,975
Accounts payable and accrued expenses	(2,391,413)
Leased equipment accounts payable	(6,550,194)
Customer deposits and advanced payments	(22,658)

Net Cash Provided By Operating Activities	22,161,047

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of KBH Topco, LLC, net of cash acquired	(126,127,714)
Investment in direct finance and sales-type leases	(12,258,832)
Purchases of equipment under operating leases	(23,613,551)
Proceeds from sales of equipment and software	12,426,497
Purchases of equipment used in operations	(26,099)

Net Cash Used In Investing Activities	(149,599,699)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common units	134,312,500
Proceeds from secured borrowings	10,900,921
Principal payments on secured borrowings	(10,710,604)
Proceeds from notes payable - recourse	51,199,521
Principal payments on notes payable - recourse	(51,083,422)
Proceeds from notes payable - non-recourse	24,648,636
Principal payments on notes payable - non-recourse	(23,546,761)

Net Cash Provided By Financing Activities	135,720,791

EFFECTS OF CURRENCY TRANSLATION	247,570

NET CHANGE IN CASH	8,529,709
CASH - BEGINNING OF PERIOD	—

CASH - END OF PERIOD	$8,529,709

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$4,555,478

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Acquisition of KBH Topco, LLC - Rollover equity	$19,187,500

The accompanying notes are an integral part of this statement.

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Financial Reporting. The accompanying consolidated financial statements include the accounts of KBH Topco, LLC, a Delaware limited liability company (“KBH”) formed on October 29, 2020, and its wholly-owned subsidiaries (each organized as either a Nevada limited liability company or a Delaware limited liability company), collectively referred to as the “Company.” All significant intercompany accounts and transactions have been eliminated in consolidation. On November 3, 2020, 87.50% of the Company was acquired by Solar Capital Ltd. (“Solar”)(See Note 2).

Description of Business. The Company leases, rents, sells, manages, and remarkets technology, industrial, healthcare, and other general equipment. Their customers are located throughout the United States, Canada, France, Spain, Italy, and the United Kingdom.

Management Estimates and Assumptions. The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates and assumptions are used for, but not limited to: (1) estimated useful lives, salvage values and unguaranteed residual values of equipment under operating, direct finance and sales-type leases; (2) classification of leases; (3) valuation of leased equipment; (4) equipment impairment; (5) impairment of goodwill; (6) revenue recognition; (7) allowance for doubtful accounts; and (8) valuation of net deferred income tax assets or liabilities. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these consolidated financial statements change as new events occur, as more experience is acquired, as additional information is obtained, and as the operating environment changes.

Concentration of Credit Risk. The Company regularly maintains bank balances that exceed Federal Deposit Insurance Corporation limits.

Revenue Recognition. The Company recognizes revenue in accordance with three different accounting standards: (1) Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 840, Leases, (2) ASC 860, Transfers and Servicing, and (3) ASC 606, Revenue from Contracts with Customers.

Revenue from Leasing Transactions under ASC 840 - The Company accounts for certain leasing revenues in accordance with ASC 840. The accounting for revenue is different depending on the type of lease. Each lease is classified as either a direct finance lease, sales-type lease, or operating lease, as appropriate. If a lease meets one or more of the following four criteria, the lease is classified as either a sales-type or direct finance lease; otherwise, it will be classified as an operating lease:

•	the lease transfers ownership of the property to the lessee by the end of the lease term;

•	the lease contains a bargain purchase option;

•	the lease term is equal to 75 percent or more of the estimated economic life of the leased property; or

•	the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90 percent of the fair value of the leased property at the inception of the lease.

For direct finance and sales-type leases, the Company records the net investment in leases, which consists of the sum of the minimum lease payments, initial direct costs (direct finance leases only), and unguaranteed residual value (gross investment) less the unearned income. For direct finance leases, the difference between the gross investment and the cost of the leased equipment is recorded as unearned income at the inception of the lease. Under sales-type leases, the difference between the fair value and cost of the leased property plus initial direct costs (net margins) is recorded as unearned income at the inception of the lease. Revenue for both sales-type and direct finance leases are recognized as the unearned income is amortized over the life of the lease using the interest method.

(Continued)

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued). Revenue from Leasing Transactions under ASC 840 (Concluded) - For operating leases, rental amounts are accrued on a straight-line basis over the lease term and are recognized as leasing revenue.

Leasing revenues consist of rentals due under operating leases and the amortization of unearned income on direct finance and sales-type leases. Equipment under operating leases is recorded at cost and depreciated on a straight-line basis over the useful life.

Revenue from the Transfer of Financial Assets under ASC 860 - The Company enters into arrangements to transfer the contractual payments due under direct finance and sales-type leases, which are accounted for in accordance with ASC 860. These transfers are accounted for as either a pledge of collateral in a secured borrowing or a sale. For transfers accounted for as a secured borrowing, the corresponding investments serve as collateral for recourse and non-recourse notes payable. For transfers accounted for as sales, the Company derecognizes the carrying value of the asset transferred plus any liability and recognizes a net gain or loss on the sale, which are presented as transfers of financial assets in the consolidated statements of comprehensive income.

Revenue from Sales of Equipment, Software and Services under ASC 606 - Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Revenue from contracts with customers is measured based on the consideration specified in the contract with the customer, and excludes any sales incentives and amounts collected on behalf of third parties. Contracts with customers may include multiple promises that are distinct performance obligations. For such arrangements, the Company allocates the transaction price to each performance obligation based on its relative standalone selling price. A performance obligation is a promise in a contract to transfer a distinct good or service to a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for such products or services. After completion of the performance obligation, the Company has an unconditional right to consideration as outlined in the contract.

Service Revenues - The Company maintains service contracts for maintenance and repair services to customers for their owned equipment. The Company’s arrangement is typically a single performance obligation comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer. The Company typically recognizes sales from these services on a straight-line basis over the period services are provided. Payments are typically due within 30 days after an invoice is sent to the customer. Invoices for services are typically sent in advance.

Equipment and Software Sales - The Company sells equipment and software to both current lessees and third parties for leased equipment, brokerage of equipment, and lease transaction sales. Sales revenue is recorded at the amount of gross consideration received, and costs of sales are recorded at the net book value of the leased equipment and software. Revenue is recognized at a point in time when the customer obtains control of the equipment or software. Payments are typically due upon receipt of the invoice. Invoices for equipment and software sales are typically sent in advance.

(Continued)

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Concluded). The Company has adopted certain practical expedients under ASC 606 with significant items disclosed herein. The Company has elected to apply the portfolio approach practical expedient allowed under ASC 606 to evaluate contracts with customers that share the same revenue recognition patterns as the result of evaluating them as a group will have substantially the same result as evaluating them individually.

Disaggregation of Revenue. The table below summarizes the Company’s revenues as presented in the consolidated statement of comprehensive income for the period ended December 31, 2020 by revenue type and by the applicable accounting standard:

	Period Ended December 31, 2020
	ASC 840	ASC 860	ASC 606	Total
Leasing revenues	$25,391,172	$—	$—	$25,391,172
Sales of equipment and software	—	—	17,604,852	17,604,852
Transfers of financial assets	—	415,588	—	415,588
Service revenues	—	—	156,627	156,627
Other income	—	—	49,508	49,508

Total revenue	$25,391,172	$415,588	$17,810,987	$43,617,747

Total revenue subject to ASC 606 recognized at a point in time and over time was $17,654,360 and $156,627, respectively, for the period ended December 31, 2020.

Residual Values. The estimated unguaranteed residual values of equipment at the termination of a lease are recorded at the inception of each lease. The estimated residual values vary as a percentage of the original equipment cost and depend upon several factors, including the equipment type, vendor’s discount, market conditions, term of the lease, and equipment supply and demand. Unguaranteed residual values for direct finance and sales-type leases are recorded at their net present value and the unearned income is amortized over the life of the lease using the interest method. The residual values for operating leases are included in the leased equipment’s net book value. Residual values are evaluated on a quarterly basis and any impairment, other than temporary, is recorded in the period in which the impairment is determined. No upward revision of residual values is made subsequent to lease inception.

Accounts Receivable and Allowance for Doubtful Accounts. Accounts receivable represent customer obligations, which include base monthly, quarterly, and annual rentals due under the terms of each respective customer’s lease. The carrying amount of accounts receivable is reduced by an allowance that reflects management’s best estimate of amounts that will not be collected. There was no allowance for doubtful accounts as of December 31, 2020.

Depreciation and Amortization. Depreciation provisions for revenue-producing equipment is computed using the straight-line method over the related useful life of the equipment, after giving effect to an estimated residual value. The useful lives for leased equipment range from approximately six and ten years. For other equipment used in operations, depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, ranging from approximately three to eight years.

Goodwill. Goodwill represents the excess of the consideration paid over the fair value of the net assets acquired in a business combination. The Company performs an annual impairment test for goodwill at the entity level. There were no impairment charges or triggering events for the period ended December 31, 2020.

(Continued)

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Operations. The functional currencies for the consolidated foreign operations are the Canadian dollar, Euro, and British pound. The translation of the applicable foreign currencies into U.S. dollars is performed for monetary balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. Nonmonetary balance sheet accounts and related revenue, expense, gain and loss accounts are re-measured using historical rates to produce the same results as if the items had been initially recorded in U.S. dollars. The gains or losses resulting from such translation of the Canadian dollar, Euro, and British pound are included as a component of accumulated other comprehensive income in members’ equity. Assets located outside the United States and subject to foreign currency denominated transactions totaled $8,046,244 as of December 31, 2020.

Income Taxes. The Company was formed as a limited liability company and elected to be taxed as a C-Corporation. Deferred income taxes are provided using the liability method whereby deferred income tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates at the date of enactment. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

KBH’s wholly-owned subsidiaries are disregarded entities for income tax purposes. Their operations are combined with the operations of KBH and reported together in one income tax return.

Fair Value Measurements. Fair value accounting guidance defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements for both financial and non-financial assets. It also provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1.	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2.	Inputs to the valuation methodology include the following:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3.	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

(Continued)

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Fair Value Measurements (Concluded). Certain assets are measured at fair value on a nonrecurring basis; that is, the assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances such as when there is a business acquisition or evidence of impairment. The Company had no impairment charges for the year ended December 31, 2020. See business combination in Note 2.

Business Combinations. The Company records the assets acquired and liabilities assumed, including contingent liabilities, at fair value on the date of the acquisition.

Recent Accounting Pronouncements. In February 2016, FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. In June 2020, FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Deferral of the Effective Dates for Certain Entities, which deferred the effective date of ASU 2016-02 to annual reporting periods beginning after December 15, 2021, with early adoption permitted. Management is currently evaluating this standard.

In June 2016, FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new guidance is effective for fiscal years beginning after December 15, 2022, with early adoption permitted.    Management is currently evaluating this standard.

In January 2017, FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU removes the second step of the test where the Company compares the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. The new guidance is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. Management is currently evaluating this standard.

Economic Conditions. In March 2020, government agencies announced warnings related to the Coronavirus (COVID-19). Any potential decline in economic activity in the U.S. and other regions of the world as a result of the virus may have an adverse impact on the Company.

NOTE 2 – BUSINESS COMBINATION

On November 3, 2020, KBH and its members entered into the Contribution and Equity Purchase Agreement (“Agreement”) whereby Solar acquired a total of 73,500,000 Common units in KBH and the continuing members/investors retained 10,500,000 Common units. The Agreement included contingent consideration that is valued at the time of closing and based on achieving certain performance-based targets as defined in the Agreement as of December 31, 2022 and December 31, 2023.    The Company believes that the performance-based targets will not be achieved based on available information and certain assumptions known at the time of the business combination and period end, therefore, the estimated fair value of the contingent consideration is $-0- as of November 3, 2020 and December 31, 2020.

(Continued)

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – BUSINESS COMBINATION (Concluded)

The following table summarizes the consideration paid and the fair value of the assets acquired and liabilities assumed at the acquisition date:

Amount
Consideration:
Cash	$134,312,500
Rollover equity	19,187,500
Less: Cash acquired	(8,184,786)

$145,315,214

Estimated Fair Value of identifiable assets acquired:
Accounts receivable	$21,653,219
Inventory, prepaid expenses, deposits and other assets	13,514,291
Investment in direct finance and sales-type leases	98,486,185
Equipment under operating leases	472,715,909
Equipment used in operations	595,200

606,964,804

Estimated Fair Value of identifiable liabilities assumed:
Accounts payable and accrued expenses	13,878,692
Leased equipment accounts payable	20,737,857
Customer deposits and advanced payments	7,412,262
Secured borrowings	143,156,667
Notes payable - Recourse	124,428,488
Senior secured debt - related party	80,000,000
Notes payable - Non-recourse	205,949,405

595,563,371

Estimated Fair Value of identifiable net assets acquired	11,401,433
Aggregate purchase price	145,315,214

Goodwill	$133,913,781

NOTE 3 – INVESTMENT IN DIRECT FINANCE AND SALES-TYPE LEASES, NET

The Company’s investment in direct finance and sales-type leases consisted of the following as of December 31, 2020:

Amount
Minimum lease payments	$94,711,947
Estimated unguaranteed residual value	16,684,656

Subtotal	111,396,603
Less: Unearned lease income	10,092,374

Investment in direct finance and sales-type leases, net	$101,304,229

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – FUTURE MINIMUM LEASE PAYMENTS TO BE RECEIVED

Future minimum lease payments to be received by the Company under the terms of the non-cancelable operating, direct finance and sales-type leases as of December 31, 2020 were as follows:

Year Ending December 31	Amount
2021	$133,334,019
2022	90,479,806
2023	57,228,960
2024	29,705,543
2025	14,843,196
Thereafter	8,731,577

$334,323,101

NOTE 5 – DEBT

Secured Borrowings. The Company enters into arrangements to transfer the contractual payments due under direct finance, sales-type and operating leases. Due to the rights retained on certain lease participations sold, the Company is deemed to have retained effective control over these leases and therefore these transfers are accounted for as secured borrowings. The Company has secured borrowing agreements totaling $143,346,984 as of December 31, 2020 of which $14,499,228 is recourse and $128,847,756 is non-recourse. These secured borrowing agreements have various maturity dates through 2027 and interest rates ranging from 3.25% and 5.65%. The direct finance, sales-type, and operating leases pledged under these secured borrowing agreements were $13,149,746 and $145,157,918 as of December 31, 2020, respectively.

Principal payments on secured borrowings as of December 31, 2020 were due as follows:

Year Ending December 31	Amount
2021	$46,305,030
2022	33,389,454
2023	27,508,113
2024	19,052,939
2025	13,846,413
Thereafter	3,245,035

$143,346,984

Notes Payable - Recourse. The Company has recourse borrowing arrangements with various financial institutions with $124,544,587 of recourse debt outstanding as of December 31, 2020. Various rate structures for each line pricing exist, based upon either the U.S. Prime rate (3.25% at December 31, 2020), with a spread, or based upon 30-day LIBOR plus a spread, or the like term swap rate for the investment period, plus 2.50% to 4.50%. Borrowings are collateralized by either a first lien on the equipment and assignment of rent or a second lien on the equipment representing the leased equipment’s residual values.

(Continued)

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – DEBT (Continued)

Notes Payable - Recourse (Continued). Under a $30,000,000 facility, maturing in August 2022, principal payments are determined by the maturities of the underlying equipment leases, of which $27,030,233 was outstanding as of December 31, 2020. Balances are priced at the U.S. Prime rate plus 1.50%, with a floor of 5.00%. Outstanding balances are due between January 2021 and December 2025.

Under a $40,000,000 facility maturing in July 2021, $39,000,000 of the facility is secured by a first lien on the equipment, with principal payments due based on the following schedule: the first two months of borrowing are interest only, after which 1.00% of the original principal is due on the first of each month, and then at six months from the date of the individual borrowing for the purchase of the equipment, the remaining principal balance is due. On this facility, $26,003,443 was outstanding as of December 31, 2020. Additionally, $1,000,000 of this facility is able to be used for borrowings on a term basis, secured by a first lien on the equipment representing the leased equipment’s residual values and assignment of rent, of which $589,519 was outstanding as of December 31, 2020.

Under a $35,000,000 facility maturing in November 2023, principal payments are due based on the following schedule: the first two months of borrowing are interest only, after which 1.00% of the original principal is due on the first of each month, and then at six months from the date of the individual borrowing for the purchase of the equipment, the remaining principal balance is due. On this facility, $15,055,465 was outstanding as of December 31, 2020. Additionally, $5,000,000 of this facility is able to be used for borrowings on a term basis, secured by a second lien on the equipment representing the leased equipment’s residual values, of which $3,377,547 was outstanding as of December 31, 2020.

Under a $27,000,000 facility, subject to annual review, borrowings are collateralized by either a first lien on the equipment and assignment of rents or a second lien on the equipment representing the leased equipment’s residual values subject to a cap on residuals of $6,000,000. On this facility, $4,564,437 was outstanding as of December 31, 2020. Outstanding balances are due between January 2021 and March 2028.

Under a $7,000,000 facility, subject to annual review, borrowings are collateralized by a combination of first lien on the equipment and assignment of rents and a second lien on the equipment representing the leased equipment’s residual values. On this facility, $5,217,438 was outstanding as of December 31, 2020. Outstanding balances are due between January 2021 and May 2023.

Under a $5,000,000 facility, subject to annual review, borrowings are collateralized by a combination of first lien on the equipment and assignment of rents and a second lien on the equipment representing the leased equipment’s residual values. Rates are determined at the time of discounting based on the underlying lease term. On this facility, $3,141,421 was outstanding as of December 31, 2020. Outstanding balances are due between February 2021 and June 2025.

Under a $12,500,000 facility, subject to annual review, borrowings are collateralized by a combination of first lien on the equipment and assignment of rents and a second lien on the equipment representing the leased equipment’s residual values. On this facility, $6,018,532 was outstanding as of December 31, 2020. Additionally, the same financial institution provided a $9,000,000 facility for borrowings collateralized by the Company’s equipment leases with a subsidiary, secured by both the rental stream and equipment residual values. On this portion of the facility, $1,873,644 was outstanding as of December 31, 2020. Outstanding balances are due between February 2021 and December 2025.

Under a $1,500,000 facility, subject to annual review, borrowings are collateralized by a combination of first lien on the equipment and assignment of rents and a second lien on the equipment representing the leased equipment’s residual values. On this facility, $1,248,058 was outstanding as of December 31, 2020. Outstanding balances are due between March 2021 and October 2025.

(Continued)

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – DEBT (Continued)

Notes Payable - Recourse (Concluded). Under a $23,000,000 facility, subject to annual review January 2021, the Company may borrow either funding against lease stream payments or equity residual in equipment. The periodic payments are determined by the underlying equipment lease streams and/or residual values of equipment, with both interest rate and principal payments being determined at the time of line draw by the financial institution. Rates on borrowings from this facility range from 200 to 450 basis points over the like term swap rate at the time of borrowing, with $12,599,717 outstanding as of December 31, 2020. Borrowings for equity residuals are priced at 2.00% over the corresponding non-recourse stream rate for the underlying transaction. There are additional loans with this financial institution of which $864,851 was outstanding as of December 31, 2020. In addition, the Company provides a $400,000 corporate guarantee on the corporate credit cards issued by this financial institution for use by a Company subsidiary. Management is currently in the process of renewing this facility with the financial institution.

The Company has a borrowing arrangement collateralized by a first lien on the equipment and assignment of rents on a pool of lease transactions totaling $22,456,096 outstanding as of December 31, 2020, at a borrowing rate ranging from 3.50% to 5.95%. Of the total transactions, $13,296,492 as of December 31, 2020, is secured on a recourse basis for a portion of the equipment’s residual values. The recourse portion of this transaction will amortize with cash flow from residual values. Management estimates that this obligation will fully amortize by October 2025. An additional $7,500,000 was provided on a recourse basis at 5.25% of which $3,663,790 was outstanding as of December 31, 2020.

Principal payments on recourse notes payable as of December 31, 2020 were due as follows:

Year Ending December 31	Amount
2021	$76,811,018
2022	16,843,904
2023	15,616,243
2024	8,665,680
2025	6,084,967
Thereafter	522,775

$124,544,587

Senior Secured Debt - Related Party. The Company borrowed $80,000,000 under a recourse senior secured debt facility with Solar. The interest rate on the facility is floating at 90-day LIBOR plus 7.00%. Interest payments are due quarterly until maturity in December 2024. The debt is collateralized by a subordinated lien on the Company’s leased assets and the Company’s outstanding rollover equity interests. The debt agreement includes covenants for minimum tangible net worth and leverage and restricts distributions to 80% of earnings. The outstanding balance including accrued interest was $80,000,000 as of December 31, 2020. During the period ended December 31, 2020, the Company incurred and paid related party interest of approximately $1,051,000.

Notes Payable - Non-Recourse. Non-recourse notes payable are collateralized by the assignment of rent and the equipment value under lease. The financial institution has a first lien on the underlying leased equipment with no further recourse against the Company in the event of default by lessee. Interest rates range from 1.70% to 8.90%. Under these arrangements, each lease is financed under a separate borrowing. Non-recourse debt and related interest expense is paid by funds from assigned committed term lease payments with various financial institutions.

(Continued)

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – DEBT (Concluded)

Notes Payable - Non-Recourse (Concluded). Principal payments on non-recourse notes payable as of December 31, 2020 were due as follows:

Year Ending December 31	Amount
2021	$86,099,292
2022	58,687,885
2023	33,409,762
2024	15,062,651
2025	7,543,875
Thereafter	6,247,815

$207,051,280

NOTE 6 – MEMBERS’ EQUITY

All members of the Company have the same rights, preferences, and privileges. Profits, losses, and distributions are allocated in accordance with the Operating Agreement.

The Company has two classes of units: Common units and Preferred units. There were no Preferred units issued and outstanding as of December 31, 2020.

NOTE 7 – LEASE COMMITMENTS

The Company leases various facilities under the terms of non-cancelable operating leases which expire from January 2021 through July 2028 which call for monthly rental payments ranging from approximately $500 to $30,000 per month. Total rent expense under these leases was approximately $128,000 for the period ended December 31, 2020. Total minimum future rent obligations as of December 31, 2020 were as follows:

Year Ending December 31	Amount
2021	$851,250
2022	662,088
2023	435,999
2024	442,843
2025	364,256
Thereafter	963,579

$3,720,286

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INCOME TAXES

The income tax provision consisted of the following for the period ended December 31, 2020:

Amount
Deferred	$758,969
Current	—

$758,969

The Company’s deferred income tax assets and liabilities consisted of the following as of December 31, 2020:

Amount
Deferred income tax asset (liability)
Depreciation and amortization	$(4,722,296)
Deferred rent	14,530
Net operating loss	4,025,806
Prepaids	(77,010)

Net deferred income tax liability	$(758,969)

The Company’s effective income tax rate was 25.95% for the period ending December 31, 2020.

NOTE 9 – LITIGATION

From time to time, the Company is subject to litigation arising in the ordinary course of business. It is the opinion of the Company’s management that any claims pending are either covered by insurance or that there is no material exposure to the Company in connection with any proceedings.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated all known subsequent events from December 31, 2020 through February 18, 2021, the date the accompanying consolidated financial statements were available to be issued and is not aware of any material subsequent events occurring during this period that have not been disclosed in the notes to the consolidated financial statements.